UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

105 Grand-Rue

L-1661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index: Page 10

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 43,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 43,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 43,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 43,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Pascal Minne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 43,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 43,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Westend S.A. (“Westend”) hereby amends, as set forth below, its Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, and Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”), to add Stichting Administratiekantoor Westend (the “Stichting”) and Mr. Pascal Minne as additional reporting persons as a result of the Stichting’s acquisition of Westend. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 1.	Security and Issuer.

The response to Item 1 of the Statement is hereby amended and restated by the following:

This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 11 Madison Avenue, 17th Floor, New York, New York, 10010.

Item 2.	Identity and Background.

The response to Item 2 of the Statement is hereby amended and restated by the following:

This statement is being filed by Westend, the Stichting and Mr. Pascal Minne (together, the “Reporting Persons”).

The address of the principal place of business of Westend is 105 Grand-Rue, L-1661 Luxembourg, Luxembourg. Westend is organized under the laws of Luxembourg and its principal business is its ownership of Artal Group S.A. and its subsidiaries. The address of the principal place of business of the Stichting is Ijsselburcht 3, 6825BS Arnhem, The Netherlands. The Stichting is organized under the laws of The Netherlands and its principal business is its ownership of Westend and its subsidiaries. Mr. Pascal Minne is the sole member of the Board of the Stichting. Mr. Pascal Minne is a citizen of Belgium, his present principal occupation is as partner at Petercam, a financial services company, and his business address is Place Ste. Gudule, 19, B-1000, Bruxelles.

Mrs. Anne Goffard, Mr. Pascal Minne and Mr. Denis Pittet are the directors of Westend. Mrs. Goffard is a citizen of Belgium residing in Luxembourg, her present principal occupation is as managing director of Westend, Artal International S.C.A. and Artal Luxembourg S.A. and her business address is 105 Grand-Rue, L-1661 Luxembourg. Mr. Pittet is a citizen of Switzerland, his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie, a financial services company, and his business address is Rue de la Corraterie 11-1204 Geneva.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Statement is hereby amended and restated by the following:

On January 24, 2008, the Stichting acquired Westend and, as a consequence of that acquisition, the Stichting may be deemed to have indirectly acquired voting and investment power over the shares of Common Stock reported hereby. As the sole member of the Board of the Stichting, Mr. Pascal Minne may also be deemed to have voting and investment power over the shares of Common Stock reported hereby.

The Reporting Persons, through their beneficial ownership of a majority of the outstanding shares of Common Stock, have the ability to control the election of directors of the Company. Directors of the Company have influence over the corporate activities of the Company, including actions that relate to activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons and the Artal Entities (as defined in Item 5 hereof) intend to review on a continuing basis their investment in the Company, and they may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons, the Artal Entities and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereof has any current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Statement is hereby amended and restated by the following:

The information contained on the cover pages of this Amendment No. 4 to Schedule 13D is incorporated herein by reference.

As of the date hereof, Artal Holdings Sp. z o.o. is the record owner of 43,247,893 shares, or approximately 56.2%, of the Common Stock outstanding (based on 76,984,625 shares of Common Stock issued and outstanding on January 31, 2009). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings Sp. z o.o. is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.C.A., which is a subsidiary of Artal Group S.A. (together with Artal Holdings Sp. z o.o., Artal Luxembourg S.A. and Artal International S.C.A., the “Artal Entities”), which is a subsidiary of Westend S.A., which is a subsidiary of Stichting Administratiekantoor Westend, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings Sp. z o.o.

To the best knowledge of the Reporting Persons, none of the Reporting Persons, the Artal Entities or any of the other persons named in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement. Shortly after the Company’s acquisition by Artal Luxembourg S.A. in 1999, the Company entered into a Stockholders’ Agreement with Artal Luxembourg S.A., Merchant Capital, Inc., Richard and Heather Penn, Longisland International Limited, Envoy Partners and Scotiabanc, Inc. relating to their rights with respect to the Common Stock held by parties, other than Artal Luxembourg S.A. Without the consent of Artal Luxembourg S.A., transfers of the Common Stock by these shareholders were restricted with certain exceptions until the third anniversary of the completion of the Company’s initial public offering. Subsequent transferees of the Common Stock, subject to limited exceptions, agreed to be bound by the terms and provisions of the agreement. Additionally, this agreement provided the shareholders with the right to participate pro rata in certain transfers of the Common Stock by Artal Luxembourg S.A. and granted Artal Luxembourg S.A. the right to require the other shareholders to participate on a pro rata basis in certain transfers of the Common Stock by Artal Luxembourg S.A.

Registration Rights Agreement. Simultaneously with the closing of the acquisition of the Company by Artal Luxembourg S.A. in 1999, the Company entered into a Registration Rights Agreement with Artal Luxembourg S.A. and H.J. Heinz Company, or Heinz. The Registration Rights Agreement grants the Artal Entities the right to require the Company to register shares of the Company’s Common Stock for public sale under the Securities Act of 1933, as amended, (1) upon demand and (2) in the event that the Company conducts certain types of registered offerings. Heinz has sold all shares of the Company’s Common Stock held by it and accordingly no longer has any rights under this agreement.

Corporate Agreement. The Company entered into a corporate agreement with Artal Luxembourg S.A. in November 2001 which was amended in July 2005. The Company agreed that so long as the Artal Entities beneficially own 10% or more, but less than a majority of the Company’s then outstanding voting stock, the Artal Entities will have the right to nominate a number of directors approximately equal to that percentage multiplied by the number of directors on the Board of Directors. This right to nominate directors will not restrict the Artal Entities from nominating a greater number of directors. If the Artal Entities transfer, sell or otherwise dispose of the Company’s then outstanding voting stock, the transferee will generally succeed to the same rights that the Artal Entities have under this agreement by virtue of its ownership of the Company’s voting stock, subject to the Artal Entities’ option not to transfer those rights. Subsequent to Artal Luxembourg S.A.’s acquisition of the Company, Artal Luxembourg S.A. transferred ownership of its shares in the Company to Artal Participations and Management S.A. and Artal Holdings Sp. z o.o., each also members of the Artal corporate group. Currently, Artal Holdings Sp. z o.o. is the only record holder of the Common Stock by the Artal Entities.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 2. Joint Filing Agreement, dated as of March 31, 2009, by and among the Reporting Persons.

Exhibit 3. Stockholders’ Agreement, dated as of September 30, 1999, among Weight Watchers International, Inc., Artal Luxembourg S.A., Merchant Capital, Inc., Logo Incorporated Pty. Ltd., Longisland International Limited, Envoy Partners and Scotiabanc, Inc. (filed as Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

Exhibit 4. Registration Rights Agreement dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

Exhibit 5. Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Mrs. Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: March 31, 2009

EXHIBIT INDEX

Page No.
EXHIBIT 1.	Stock Purchase Agreement, dated as of December 17, 2006, by and between Artal Holdings Sp. z.o.o. and Weight Watchers International, Inc.	Filed as Exhibit 1 to Amendment No. 2 to Westend’s Schedule 13D as filed on December 17, 2006.

EXHIBIT 2.	Joint Filing Agreement, dated as of March 31, 2009, by and among Westend S.A., Stichting Administratiekantoor Westend and Mr. Pascal Minne	11

EXHIBIT 3.	Stockholders’ Agreement, dated as of September 30, 1999, among Weight Watchers International, Inc., Artal Luxembourg S.A., Merchant Capital, Inc., Logo Incorporated Pty. Ltd., Longisland International Limited, Envoy Partners and Scotiabanc, Inc.	Filed as Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference.

EXHIBIT 4.	Registration Rights Agreement dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A.	Filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference.

EXHIBIT 5.	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg S.A.	Filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference.